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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                 Report on Form 6-K for the month of July 2001


                              GEMINI GENOMICS PLC
                (Translation of registrant's name into English)



                               162 SCIENCE PARK,
                                  MILTON ROAD,
                          CAMBRIDGE, CB4 OGH, ENGLAND
                    (address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         FORM 20-F  /X/  FORM 40-F  / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               YES / /    NO /X/


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A)
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    GEMINI GENOMICS PLC
                                    (Registrant)

                                    By:  /s/ Paul Kelly

                                    Paul Kelly
                                    Chief Executive Officer

Date: July 20, 2001

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                                 EXHIBIT INDEX

Exhibit    Description

1 Scheme circular distributed to Gemini shareholders and Gemini ADS holders in connection with the proposed acquisition of Gemini by Sequenom, Inc. by means of a scheme of arrangement

2 Definitive proxy statement of Sequenom, Inc. (relating to the special meeting of Sequenom, Inc. to be held in connection with the proposed acquisition) distributed to Gemini shareholders and Gemini ADS holders for information only

                                       3